EXHIBIT 99.1
                                                                    ------------

                       CANADIAN NATURAL RESOURCES LIMITED

              NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
                       TO BE HELD ON THURSDAY MAY 4, 2006

     NOTICE IS HEREBY GIVEN that the Annual General Meeting (the "Meeting") of the Shareholders of Canadian Natural Resources Limited (the "Corporation") will be held at the Metropolitan Centre, 333 -- 4th Avenue S. W., in the City of Calgary, in the Province of Alberta, Canada, on Thursday May 4, 2006, at 3:00 o'clock in the afternoon (MDT) for the following purposes:

     1. To receive the Annual Report of the Corporation to the Shareholders, the Consolidated Financial Statements, and the report of the Auditors, for the fiscal year ending December 31, 2005;

     2.   To elect Directors for the ensuing year;

     3. To appoint Auditors for the ensuing year and to authorize the Audit Committee of the Corporation's Board of Directors to fix their remuneration;


     4. To transact such other business as may properly be brought before the Meeting or any adjournments thereof.

     ANY SHAREHOLDER OF RECORD AT THE CLOSE OF BUSINESS ON MARCH 15, 2006 WILL BE ENTITLED TO RECEIVE NOTICE OF, AND VOTE AT THE MEETING, PROVIDED THAT TO THE EXTENT SUCH A SHAREHOLDER TRANSFERS THE OWNERSHIP OF ANY OF HIS SHARES AFTER THE RECORD DATE AND THE TRANSFEREE OF THOSE SHARES ESTABLISHES THAT HE OWNS SUCH SHARES AND DEMANDS NOT LATER THAN 5 DAYS BEFORE THE MEETING THAT HIS NAME BE INCLUDED ON THE SHAREHOLDERS' LIST, SUCH TRANSFEREE IS ENTITLED TO VOTE SUCH SHARES AT THE MEETING. IF YOU CANNOT BE PRESENT IN PERSON, PLEASE SIGN AND RETURN THE ENCLOSED PROXY FORM IN THE ADDRESSED ENVELOPE PROVIDED. AS REQUIRED BY THE BY-LAWS OF THE CORPORATION, IN ORDER FOR YOUR PROXY FORM TO BE EFFECTIVE, IT MUST BE DULY COMPLETED AND MUST REACH THE OFFICE OF COMPUTERSHARE TRUST COMPANY OF CANADA, 9TH FLOOR, 100 UNIVERSITY AVENUE, TORONTO, ONTARIO, CANADA M5J 2Y1 AT LEAST 24 HOURS BEFORE THE MEETING TO BE HELD ON THURSDAY MAY 4, 2006.

     The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular of the Corporation, which accompanies this Notice. Copies of the Annual Report of the Corporation and Consolidated Financial Statements referred to herein are also enclosed if you are a registered holder, or if, as a beneficial shareholder, you returned the financial statement request card sent with 2005 proxy solicitation material. DATED at Calgary, Alberta, this 15th day of March 2006.

                                BY ORDER OF THE BOARD OF DIRECTORS


                                /s/ Bruce E. McGrath
                                ---------------------------------
                                Bruce E. McGrath
                                Corporate Secretary

                      CANADIAN NATURAL RESOURCES LIMITED
                             (the "CORPORATION")

                             INFORMATION CIRCULAR
                        FOR THE ANNUAL GENERAL MEETING
                               OF SHAREHOLDERS

            TO BE HELD ON THURSDAY MAY 4, 2006 AT 3:00 P.M. (MDT)
                          AT THE METROPOLITAN CENTRE
                   333 -- 4TH AVENUE S. W. CALGARY, ALBERTA

                    Contents of This Information Circular


                                                                         Page
                                                                         ----

I.     Information Respecting the Corporation
       Statement of Corporate Governance Practices of the Corporation .....  2
       Other Corporate Governance Matters .................................  7
       Additional Information ............................................. 10
       Statement of Executive Compensation ................................ 10
       Executive Compensation ............................................. 13
       Options Granted During the Most Recently Completed Financial Year .. 14 Aggregated Options Exercised During the Most Recently Completed
          Financial Year and Financial Year-end Option Values ............. 14
       Directors' Compensation ............................................ 15
       Equity Compensation Plan Information ............................... 15
       Performance Graph .................................................. 16
       Indebtedness of Senior Officers and Directors ...................... 16
       Interests of informed persons in Material Transactions ............. 17

II.    Information On Items To Be Acted Upon
       Solicitation of Proxies ............................................ 17
       Appointment of Proxy and Discretionary Authority ................... 17
       Revocation of Proxies .............................................. 18
       Beneficial Holder of Shares ........................................ 18
       Voting Shares and Principal Holders Thereof ........................ 19
       Election of Directors .............................................. 19
       Appointment of Auditors ............................................ 21
       Other Matters ...................................................... 21
       Approval of Circular ............................................... 21
       Certificate ........................................................ 21
       Schedule "A" Board of Directors Corporate Governance Guidelines .... 22

     Unless otherwise indicated, all dollar figures stated in this Circular represent Canadian dollars. On December 31, 2005, the reported Bank of Canada noon rate for one Canadian dollar was U.S. $0.8577 and (pound)0.4991. On December 31, 2005, the reported Bank of Canada noon rate for one U.S. dollar was $1.1659 and for one pound sterling was $2.0036.

                  I. INFORMATION RESPECTING THE CORPORATION

        STATEMENT OF CORPORATE GOVERNANCE PRACTICES OF THE CORPORATION

     The Board of Directors (the "Board") continually evaluates the corporate governance policies and procedures of the Corporation and annually conducts a self-assessment and an assessment of its members and its committees and each committee assesses its members. Since the date of the last Information Circular, the Board has:

     1. increased the share ownership requirements of the directors to $300,000, representing approximately twice the amount of the annual retainer fee;

     2. adopted plurality voting by shareholders for the appointment of directors; and

     3. reviewed the Board standing committee membership to ensure all committees are constituted with either all independent directors or a majority of independent directors.

     Regulatory changes relating to corporate governance are continually monitored by the Board and the Board will take appropriate action as regulatory changes occur. In the following table we describe the Corporation's corporate governance practices in compliance with corporate governance disclosure requirements mandated under National Instrument 58-101.

      ------------------------------------------------------------  ------------------------------------------------------------
             CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT                                        COMMENTS
      ------------------------------------------------------------  ------------------------------------------------------------
1.   (a)  Disclose the identity of directors who are independent.   Those directors who are determined to be independent by
                                                                    the Nominating and Corporate Governance Committee and the
                                                                    Board and pursuant to the independence standards
                                                                    established under National Policy 58-201 and the New York
                                                                    Stock Exchange Listing Standards are disclosed in this
                                                                    Information Circular under "Director Independence".

      (b) Disclose the identity of directors who are not            Those directors who are determined to be non- independent
          independent and describe the basis for that               by the Nominating and Corporate Governance Committee and
          determination.                                            the Board and pursuant to the independence standards
                                                                    established under National Policy 58-201 and the New York
                                                                    Stock Exchange Listing Standards are disclosed in this
                                                                    Information Circular under "Director Independence".

      (c) Disclose whether or not a majority of directors           Seven of the 11 director nominees proposed by management
          are independent.                                          for election are independent as determined by the
                                                                    Nominating and Corporate Governance Committee and the
                                                                    Board and pursuant to the independent standards
                                                                    established under National Policy 58-201 and the New York
                                                                    Stock Exchange Listing Standards.

      (d) Identify those directors who are presently a              Directorships of other issuers held by the director
          director of any other issuer and identify the             nominees are reported in this Information Circular under
          issuer.                                                   "Election of Directors".


      ------------------------------------------------------------  ------------------------------------------------------------
             CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT                                        COMMENTS
      ------------------------------------------------------------  ------------------------------------------------------------
      (e) Disclose whether or not the independent directors         Prior to the termination of each regularly scheduled Board
          hold regularly scheduled meetings at which non-           meeting, the non-management directors meet in executive
          independent directors and members of management are       session without the presence of management to discuss
          not in attendance.                                        whatever topics are appropriate. There were 4 executive
                                                                    sessions held during the most recently completed financial year. Additional executive sessions may be scheduled from
                                                                    time to time as determined by a majority of the
                                                                    non-management directors in consultation with the Chairman of the Board and Chair of the Nominating and Corporate
                                                                    Governance Committee.

      (f) Disclose whether or not the chair of the Board is         The Board of Directors functions independently of
          an independent director.                                  management and appoints the Chairman. The Chairman is
                                                                    considered non-independent. The Board does not have a lead director but leadership for the non- management directors
                                                                    would, depending on circumstances, be provided by the
                                                                    Chair of the Nominating and Corporate Governance Committee
                                                                    or a lead director appointed by the non-management
                                                                    directors.

      (g) Disclose the attendance record of each director for       The attendance of each director for all board and board
          all board meetings held since the beginning of the        committee meetings held since the beginning of the most
          issuer's most recently completed financial year.          recently completed financial year is reported in this
                                                                    Information Circular under "Meetings of the Board of
                                                                    Directors and Its Committees During 2005".


2.    Disclose the text of the Board's written mandate.             The Board's mandate is attached as Schedule "A" to this
                                                                    Information Circular.

3.    (a) Disclose whether or not the board has developed           The role and responsibilities of the Chairman and the
          written position descriptions for the chair and           Chair of the Board committees is determined through the
          the chair of each board committee.                        mandates of the Board and the Board committees
                                                                    respectively.

      (b) Disclose whether or not the board and CEO have            The Corporation does not have a CEO position and
          developed a written position description for              accordingly a written position description has not been
          the CEO.                                                  developed for the CEO position. This role is delegated by
                                                                    the Board to the Corporate Management Committee of the
                                                                    Corporation which is comprised of 13 members of the senior management group including the Chairman, the Vice-Chairmen and the President and Chief Operating Officer. The
                                                                    Corporate Management Committee shares the responsibilities normally associated with a CEO position. The Corporation's corporate governance guidelines state that the Board is
                                                                    responsible for the stewardship of the Corporation and
                                                                    overseeing the business and affairs of the Corporation.
                                                                    Any responsibility that is not delegated to the Corporate
                                                                    Management Committee or a Board committee remains with the full Board. In addition, the Board in conjunction with
                                                                    senior management determines the limits of management's
                                                                    responsibilities and establishes annual corporate
                                                                    objectives which management is responsible for meeting.

      ------------------------------------------------------------  ------------------------------------------------------------
             CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT                                        COMMENTS
      ------------------------------------------------------------  ------------------------------------------------------------
4.    (a) Briefly describe what measures the board takes            The Corporation has an orientation program, whereby new
          to orient new directors regarding (i) the role            members of the Board are provided background information
          of the board, its committees and its directors,           about the Corporation's business, current issues,
          and (ii) the nature and operation of the issuer's         corporate strategies, general information about the Board,
          business.                                                 its committees, director's duties and responsibilities,
                                                                    and, meetings with key operations personnel. Specific
                                                                    information is provided on the business and ongoing
                                                                    operations of the Corporation, corporate structure,
                                                                    management structure, financial position, risks, employee
                                                                    compensation, business conduct philosophies, and corporate governance practices. As well, any director has
                                                                    unrestricted direct access to any member of senior
                                                                    management and their staff at any time.

      (b) Briefly describe what measures, if any, the               Each director is expected to participate in continuing
          board takes to provide continuing education               education programs to maintain any professional
          for its directors.                                        designation that they may have and which would have been
                                                                    considered in their nomination as a director. Each
                                                                    director is expected to participate in programs that would be necessary to maintain a level of expertise in order to
                                                                    perform his or her responsibilities as a director and to
                                                                    provide ongoing guidance and direction to management.

5.    (a) Disclose whether or not the board has adopted             Board of Directors has adopted a written code for the
          a written code for the directors, officers and            directors, officers and employees of the Corporation.
          employees. If the Board has adopted a written code:       Details regarding the code can be found in this
                                                                    Information Circular under "Ethics Policy".

          (i)    disclose how a person or company may obtain        A copy of the Code of Integrity, Business Ethics and
                 a copy of the code;                                Conduct can be obtained free of charge from SEDAR website
                                                                    at www.sedar.com or by writing to the Corporation to the
                                                                    attention of the Corporate Secretary at the address
                                                                    indicated under "Additional Information".

          (ii)   describe how the board monitors compliance         Periodic reports are provided to the Board by management
                 with its code, or if the board does not            on compliance with its code and on any real or potential
                 monitor compliance, explain whether and how        conflicts of interest of directors, officers and
                 the board satisfies itself regarding compliance    employees.
                 with its code; and

          (iii)  provide a cross-reference to any material          No material change report pertaining to the conduct of any
                 change report filed since the beginning of         director or executive officer has been required or filed
                 the issuer's most recently completed financial     during the most recently completed financial year.
                 year that pertains to any conduct of a director
                 or executive officer that constitutes a departure
                 from the code.

      ------------------------------------------------------------  ------------------------------------------------------------
             CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT                                        COMMENTS
      ------------------------------------------------------------  ------------------------------------------------------------
      (b) Describe any steps the board takes to ensure directors    To ensure independent judgment is exercised by the
          exercise independent judgment in considering transactions directors on any transaction they may be considering where
          and agreements in respect of which a director or          another director or executive officer of the Corporation
          executiveofficer has a material interest.                 may have material interest, the director or executive
                                                                    officer with the material interest would be excused from
                                                                    the meeting after management's presentation has been made
                                                                    and all questions have been answered in order for the
                                                                    disinterested directors to have an open and unencumbered
                                                                    discussion on the merits of the transaction.

      (c) Describe any other steps the board takes to encourage     The Code of Integrity, Business Ethics and Conduct applies
          and promote a culture of ethical business and conduct.    to the directors and is supported by the Board as a whole.
                                                                    The Nominating and Corporate Governance Committee reviews
                                                                    the Code of Integrity and Business Conduct annually to
                                                                    ensure it keeps pace with evolving business ethics and
                                                                    best practices. The Board as a whole must approve any
                                                                    changes to the Code of Integrity, Business Ethics and
                                                                    Conduct and only after a recommendation to the Board is
                                                                    received from the Nominating and Corporate Governance
                                                                    Committee whose responsibility it is to recommend to the
                                                                    Board any amendments it determines is appropriate.

6.    (a) Describe the process by which the board identifies        The Board has constituted the Nominating and Corporate
          new candidates for the board nomination.                  Governance Committee to recommend to the Board nominees
                                                                    for appointment for new directors as necessary to fill
                                                                    vacancies or meet additional needs of the Board. Through
                                                                    the Board evaluation process and ongoing monitoring of the needs of the Corporation, desired expertise and skill sets are determined and individuals that fulfill the necessary
                                                                    criteria are identified and considered for recommendation
                                                                    to the Board as potential nominee directors.

      (b) Disclose whether or not the board has a nominating        The Board has constituted the Nominating and Corporate
          committee composed entirely of independent directors.     Governance Committee comprised entirely of independent
                                                                    directors defined as independent under National Policy
                                                                    58-201 and the New York Stock Exchange Listing Standards.

      (c) If the Board has a nominating committee, describe         The primary duties and responsibilities of the Nominating
          the responsibilities, powers and operation of the         and Corporate Governance Committee are described in this
          nominating committee.                                     Information Circular under "Responsibilities of the Board
                                                                    of Director's Standing Committees".

      ------------------------------------------------------------  ------------------------------------------------------------
             CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT                                        COMMENTS
      ------------------------------------------------------------  ------------------------------------------------------------
7.    (a) Describe the process by which the board determines        The Nominating and Corporate Governance Committee reviews
          the compensation for the issuer's directors and           periodically the adequacy and structure of directors'
          officers.                                                 compensation and makes recommendations designed to ensure
                                                                    the directors' compensation realistically reflects the
                                                                    responsibilities of the Board of Directors. The Nominating and Corporate Governance Committee reviewed director's
                                                                    compensation levels and made a recommendation to the Board to increase the equity portion of director's compensation
                                                                    for the 2005 year proportionate to the two-for-one stock
                                                                    split approved by the shareholders on May 5, 2005 as
                                                                    reported in this Information Circular under "Directors'
                                                                    Compensation". The Board has constituted the Compensation
                                                                    Committee as a standing committee of the Board of
                                                                    Directors to review and approve the Corporation's
                                                                    compensation philosophy and programs for executive
                                                                    officers and employees and to approve and evaluate all
                                                                    compensation of executive officers including salaries,
                                                                    bonuses and equity compensation plans.

      (b) Disclose whether or not the Board has a compensation      The Board has constituted the Compensation Committee
          committee composed entirely of independent directors.     comprised entirely of independent directors defined as
                                                                    independent under National Policy 58-201 and the New York
                                                                    Stock Exchange Listing Standards.

      (c) If the board has a compensation committee, describe       The primary duties and responsibilities of the
          the responsibilities, powers and operation of the         Compensation Committee are outlined below under
          compensation committee.                                   "Responsibilities of the Board of Director's Standing
                                                                    Committees".

8.    If the Board has standing committees other than the           Two other standing committees of the Board are the Health,
      audit, compensation and nominating committees, identify       Safety and Environmental Committee and the Reserves
      the committees and describe their function.                   Committee. Their primary duties and responsibilities are
                                                                    described in this Information Circular under
                                                                    "Responsibilities of the Board of Director's Standing
                                                                    Committees".

9.    Disclose whether or not the board, its committees and         The Nominating and Corporate Governance Committee is
      individual directors are regularly assessed with respect      responsible for assessing the effectiveness of the Board
      to their effectiveness and contribution.                      as a whole, the committees of the Board and the
                                                                    contribution of individual directors. The assessment
                                                                    includes an annual survey that each director must
                                                                    complete. The annual survey covers a range of topics
                                                                    including: individual self-assessment; assessment of board and committee performance and effectiveness; and, peer
                                                                    performance. An outside consulting firm is engaged to
                                                                    review and analyze the completed surveys and provide to
                                                                    the Nominating and Corporate Governance Committee a
                                                                    presentation and written detailed report of the responses
                                                                    to the survey. The written analysis from the consulting
                                                                    firm together with any issues or concerns raised by the
                                                                    survey constitutes part of the report to the full Board.

                       OTHER CORPORATE GOVERNANCE MATTERS

THE NEW YORK STOCK EXCHANGE CORPORATE GOVERNANCE LISTING STANDARDS

     The Corporation, as a "foreign private issuer" in the United States, may rely on home jurisdiction listing standards for compliance with the New York Stock Exchange (the "NYSE") Corporate Governance Listing Standards except for:
(i) the rule requiring the audit committee to meet the requirements of SEC Rule 10A-3 of the Exchange Act; (ii) the requirement for the Corporation to disclose any significant differences between its corporate governance practices and the NYSE listing standards; (iii) the requirement for the Corporation's CEO to notify in writing the NYSE after any executive officer becomes aware of any material non-compliance with the applicable provisions of NYSE Corporate Governance Listing Standards; and, (iv) the requirement for the Corporation to submit an executed Annual Written Affirmation or, as may be required from time to time, an Interim Written Affirmation to the NYSE affirming the Corporation's compliance with audit committee requirements of SEC Rule 10A-3 of the Exchange Act and that the Corporation has provided its statement of significant corporate governance differences as required to be included in its annual report to shareholders or on its website.

     As required by the NYSE, a statement of the Corporation's significant differences between its current corporate governance practices and those currently required for U.S. based companies listed on the NYSE is included in the Corporation's annual report to shareholders.

MEETINGS OF THE BOARD OF DIRECTORS AND ITS COMMITTEES DURING 2005

     During 2005 the Board of the Corporation held 6 meetings, the Audit Committee held 5 meetings, the Nominating and Corporate Governance Committee ("N.C.G.") held 2 meetings, the Compensation Committee held 3 meetings, the Reserves Committee held 3 meetings and the Health, Safety and Environmental Committee ("H.S.E.") held 4 meeting. The average attendance rate during 2005 at all Board and committee meetings was at least 95%. The attendance of each individual director at Board and committee meetings in 2005 adjusted for their respective term of appointment is reported in the following table.

--------------------------------------------------------------------------------------------------------------------------
                      C.M.     N.M.     G.D.      J.G.      K.A.J.     A.P.      N. F.     J.S.     E.R.    D.A.    # of
   Directors          Best    Edwards  Giffin   Langille   MacPhail   Markin   McIntyre   Palmer   Smith   Tuer   Meetings
--------------------------------------------------------------------------------------------------------------------------
Board Meetings        6/6      6/6      5/6       5/6        6/6        6/6       2/2       6/6     6/6     6/6       6
                      100%     100%     83%       83%        100%       100%      100%      100%    100%    100%     97%

Committee Meetings
Audit                 5/5      N/A      4/5       N/A        N/A        N/A       N/A       N/A     2/2     5/5       5
                      100%      0       80%        0          0          0         0         0      100%    100%     95%

N.C.G.                N/A      N/A      2/2       N/A        N/A        N/A       N/A       N/A     2/2     1/2       2
                       0        0       100%       0          0          0         0         0      100%     50%     83%

Compensation          3/3      N/A      N/A       N/A        2/2        N/A       1/1       3/3     3/3     N/A       3
                      100%      0        0         0         100%        0        100%      100%    100%     0      100%

Reserves              N/A      3/3      N/A       N/A        3/3        2/2       1/1       3/3     N/A     3/3       3
                       0       100%      0         0         100%       100%      100%      100%     0      100%    100%

H.S.E.                N/A      3/3      N/A       N/A        4/4        3/4       1/1       N/A     4/4     N/A       4
                       0       100%      0         0         100%        75%      100%       0      100%     0       95%

Total Meetings       14/14    12/12    11/13      5/6       15/15      11/12      5/5      12/12   17/17   15/16

Attendance Rate       100%     100%      85%       83%       100%        92%      100%      100%    100%     94%     95%

MANDATORY SHARE OWNERSHIP

     The Board believes that in order to better align the interests of the directors with those of the Corporation's shareholders, share ownership by the directors is desirable. During 2005, the Nominating and Corporate Governance Committee reviewed the share ownership requirements of the Directors and recommended to the Board that the share ownership requirements be raised. The Board approved a change to its Corporate Governance Guidelines and raised the share ownership requirements by 100 percent to $300,000 in aggregate market value (which is approximately twice the value of the annual retainer fee, including the equity portion of the annual retainer fee, paid to directors). As a result of this change, directors, which include the three most senior officers of the Corporation, are required to acquire and hold common shares of the Corporation ("Common Shares") with a minimum aggregate market value of $300,000 within three (3) years from the date on which the Board approved the new share ownership requirements for directors (October 28, 2005) or within three (3) years after a director's initial appointment to the Board; whichever is the later. At present each Director, with the exception of Ms. C. M. Best who was appointed to the Board on November 17, 2003, and Messrs. N. F. McIntyre and G. A. Filmon who were appointed to the Board on July 29, 2005 and February 21, 2006 respectively, hold the minimum required market value of $300,000.

DIRECTOR INDEPENDENCE

     For a director to be independent, the Nominating and Corporate Governance Committee and the Board must affirmatively determine such independence, taking into account any applicable regulatory requirements and such other factors as the Nominating and Corporate Governance Committee and Board may deem appropriate; provided, however, that there shall be a three (3) year period during which the following individuals shall not be deemed independent: (i) former employees of the Corporation, or of its independent auditor; (ii) former employees of any company whose compensation committee includes an officer of the Corporation; (iii) an immediate family member of the individuals specified in (i) and (ii) above; and, (iv) a director whose immediate family member is an executive of the Corporation. The Nominating and Corporate Governance Committee and the Board review annually the relationship that each director has with the Corporation (either directly; or as a partner, shareholder or officer of an organization that has a relationship with the Corporation). Following this review, only those Directors whom the Board and the Nominating and Corporate Governance Committee affirmatively determine have no material relationship with the Corporation taking into account any applicable regulatory requirements and such other factors as the Nominating and Corporate Governance Committee and Board may deem appropriate will be considered independent directors. Seven of the 11 director nominees proposed by management for the election are independent as determined by the Nominating and Corporate Governance Committee and the Board and pursuant to the independent standards established under National Policy 58-201 and the New York Stock Exchange Listing Standards. Ms. C. M. Best and Messrs. G. A. Filmon, G. D. Giffin, N. F. McIntyre, J. S. Palmer, E. R. Smith and D. A. Tuer have all been affirmatively determined to be independent using the above criteria. Messrs. A. P. Markin, N. M. Edwards, J. G. Langille, who as part of the senior management committee and Mr. K. A. J. MacPhail through a familial relationship with the Chairman of the Board, are not considered independent. Mr. J. S. Palmer is the Chairman and a partner of a law firm that from time to time provides legal services to the Corporation. Mr. J. S. Palmer does not personally provide these services to the Corporation and the Nominating and Corporate Governance Committee and the Board has determined that the fees that have been paid to the firm in 2005 are not material to either the Corporation or the law firm and therefore does not impair his ability to act independently of management. Mr. J. S. Palmer is not considered independent under Multilateral Instrument 52-110 or under the NYSE listing standards with respect to the Corporation's Audit Committee.

AUDIT COMMITTEE FINANCIAL EXPERT

     All of the members of the Corporation's Audit Committee are financially literate. Ms. C. M. Best who is a member of the Audit Committee qualifies as an "audit committee financial expert" under the rules issued by the SEC pursuant to the requirements of the Sarbanes-Oxley Act, 2002.

ETHICS POLICY

     The Corporation has had a long-standing Code of Integrity, Business Ethics and Conduct, which includes such topics as employment standards, conflict of interest, the treatment of confidential information and trading in the Corporation's shares, to ensure that the Corporation's business is conducted in a consistently legal and ethical manner. Each Director and all employees including each member of senior management and more specifically the principal executive officers, the principal financial officer and the principal accounting officer are required to abide by the Corporation's Code of Integrity, Business Ethics and Conduct. The Nominating and Corporate Governance Committee periodically reviews the Corporation's Code of Integrity, Business Ethics and Conduct to ensure it addresses appropriate topics and complies with regulatory requirements and recommends any appropriate changes to the Board for approval.

     Any waivers or changes to the Corporation's Code of Integrity, Business Ethics and Conduct must be approved by the Board of Directors and appropriately disclosed. No waivers to the Corporation's Code of Integrity, Business Ethics and Conduct in whole or in part have been asked for or granted to any Director, senior officer or employee.

     Copies of the Code of Integrity, Business Ethics and Conduct can be obtained free of charge from SEDAR at www.sedar.com or by contacting the office of the Corporate Secretary at the address indicated under "Additional Information".

RESPONSIBILITIES OF THE BOARD OF DIRECTOR'S STANDING COMMITTEES

     The Audit Committee's primary duties and responsibilities as stated in its charter are to:

     a)   ensure  that  the   Corporation's   management   has   designed  and
          implemented an effective system of internal financial controls;

     b) monitor and report on the integrity of the Corporation's financial statements, financial reporting processes and systems of internal controls regarding financial, accounting and compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of material facts;

     c) review the Corporation's financial statements, management discussion and analysis and annual and interim earnings before the release of this information by press release or distribution to the shareholders.

     d) select and recommend for appointment by the shareholders, the Corporation's independent auditors, pre-approve all audit and non-audit services to be provided to the Corporation or its subsidiary entities by the Corporation's independent auditors consistent with all applicable laws, and establish the fees and other compensation to be paid to the independent auditors and oversee the work of the independent auditor, including resolution of disagreements with management;

     e) monitor the independence and performance of the Corporation's independent auditors;

     f)   monitor the performance of the internal auditing function;

     g) establish procedures for the receipt, retention, response to and treatment of complaints, including confidential, anonymous submissions by the Corporation's employees, regarding accounting, internal controls or auditing matters; and,

     h) provide an avenue of communication among the independent auditors, management, the internal auditing function and the Board.

     The Corporation's Annual Information Form contains additional information about the Audit Committee and its members under the section entitled "Audit Committee Information" and their charter is attached as Schedule "C" to the Annual Information Form.

     The Compensation Committee's primary duties and responsibilities included in its charter are to:

     a) review and approve periodically the Corporation's compensation philosophy and programs for executive officers and employees of the Corporation that (i) supports the Corporation's overall business strategy and objectives; (ii) attracts and retains key executives and employees; (iii) links compensation with business objectives and organizational performance; and (iv) provides competitive compensation opportunities;

     b)   approve  and  evaluate  all   compensation  of  executive   officers
          including salaries, bonuses, and equity compensation plans;

     c) review the Corporation's senior management and the steps being taken to assure the succession of qualified senior management at the Corporation;

     d) review the Corporation's Amended, Compiled and Restated Employee Stock Option Plan and the Employee Stock Purchase Plan under which common shares may be acquired by directors, executive officers and employees of the Corporation. The Compensation Committee will also review the administration of all equity plans the Corporation may establish; and,

     e) produce a report annually on executive compensation for inclusion in the Corporation's Information Circular to Shareholders.

     The Health, Safety and Environmental Committee's primary duties and responsibilities included in its charter are to:

     a) generally ensure that the management of the Corporation has designed and implemented effective health, safety and environmental risk programs, controls and reporting systems and reporting to the Board in respect thereof; and,

     b) review management's commitment, overall plans and strategies in the areas of corporate citizenship, ethics, social responsibility and community affairs to ensure they are in line with the Corporation's goals and image.

     The Nominating and Corporate Governance Committee's primary duties and responsibilities included in its charter are to:

     a) provide assistance to the Board, the Chairman of the Board and the Vice-Chairmen of the Board in the area of review and consideration of developments in corporate governance practices;

     b) recommend to the Board a set of corporate governance principles and procedures applicable to and employed by the Corporation;

     c) provide assistance to the Board, the Chairman of the Board and the Vice-Chairmen of the Board in the area of Nominating and Corporate Governance Committee selection and rotation practices;

     d) provide assistance to the Board, the Chairman of the Board and the Vice-Chairmen of the Board in the area of evaluation of the overall effectiveness of the Board and management;

     e) identify individuals qualified to become Board members with the Chairman of the Board and the Vice-Chairmen of the Board and recommend to the Board director nominees for the next annual meeting of shareholders; and,

     f) review and recommend periodically to the Board the Corporation's compensation for directors of the Corporation.

     The Reserves Committee's primary duties and responsibilities included in its charter are to:

     a) generally assume responsibility for assisting the Board in respect of annual independent and/or internal review of the Corporation's petroleum and natural gas reserves; and,

     b) report to the Board on the Corporation's petroleum and natural gas reserves and recommend to the Board for acceptance and inclusion of the contents of the annual independent report on the Corporation's petroleum and natural gas reserves for filing with the regulatory authorities.


                            ADDITIONAL INFORMATION

     Additional information relating to the Corporation is on SEDAR at www.sedar.com.

     Financial information concerning the Corporation is provided in the Corporation's comparative financial statements and Management Discussion and Analysis for year ended December 31, 2005.

     Copies  of  the   Corporation's   financial   statements  and  management
discussion and analysis, corporate governance guidelines, committee charters or ethics policy can be obtained free of charge by contacting:

             Corporate Secretary of the Corporation at:
             2500, 855 - 2nd Street S. W.
             Calgary, Alberta T2P 4J8


                     STATEMENT OF EXECUTIVE COMPENSATION

COMPOSITION OF THE COMPENSATION COMMITTEE

     During the year ending December 31, 2005, the members of the Board of Directors who served on the Compensation Committee (the "Committee") were:
James S. Palmer, Catherine M. Best, Keith A. J. MacPhail, Norman F. McIntyre and Eldon R. Smith. Mr. K. A. J. MacPhail formerly the Executive
Vice-President of the Corporation until resigning from the Corporation in November 1997, resigned from the Committee on July 29, 2005 and Mr. N. F.
McIntyre was appointed to the Committee. There were no interlocking relationships as described in National Instrument 51-102 under Form 51-102F6 paragraph 8.1(d).

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     The Committee reviews and approves periodically the Corporation's compensation philosophy and programs for executive officers and employees of the Corporation to ensure that the Corporation's compensation philosophy and programs (a) support the Corporation's overall business strategy and objectives; (b) attracts and retains key executives and employees; (c) links compensation with business objectives and organizational performance; and, (d) provides competitive compensation opportunities. The Committee also approves the compensation paid to the Corporation's officers and in general the overall compensation paid by the Corporation to its employees. The compensation paid is structured to comprise both short-term cash payments and longer term incentive payments. The compensation paid includes base salary, a discretionary year-end cash bonus based on individual performance, contributions to the Corporation's Savings Plan, a corporate performance cash bonus paid twice per year to employees and officers in the conventional operations if specified established targets relating to production are met, a share bonus and awards of options to acquire the Corporation's common shares pursuant to a stock option plan. These forms of compensation are considered both individually and collectively to determine the compensation levels paid to each of the Corporation's employees and officers. Compensation levels of the Corporation's employees and executive officers are reviewed annually following completed performance reviews.

     In arriving at the compensation levels paid by the Corporation to its executive officers the Committee takes into account a number of factors, including the expertise and experience of the individual, the length of time the individual has been in the position, the personal performance of the individual, the overall performance of the Corporation, and, a subjective evaluation considering peer-company market data. The overall performance of the Corporation is determined by reviewing the success the Corporation achieved on an annual basis in meeting its four defined value creation measurements/financial goals, which are its production, reserves, cash flow and net asset value and the corporate goals and objectives established by the Board.

BASE SALARY

     One of the Committee's objectives is to position executive base salaries to be competitive with other companies in the energy sector. The Committee uses and consults available third party compensation surveys conducted on the industry for companies of comparable size. Base salaries for officers were previously set at the median level for similar positions in oil and natural gas companies of comparable size. In addition, compensation in the form of discretionary yearly cash bonuses was provided to recognize performance. These cash payments were supplemented with the awarding of additional stock options. As the Corporation reached the upper limits of acceptable levels of outstanding stock options, and was restricted in the amount awarded for any further performance options, some base salaries have been increased beyond the median level and the level of cash bonuses has been increased. The Committee believes this is appropriate to ensure that overall compensation levels remain competitive to attract and retain quality employees while also ensuring that overall compensation levels do not become excessive.

CASH BONUS

     The Committee believes that incentive or "at risk" compensation motivates individual performance to maximize shareholder value and aligns executive performance with the Corporation's objectives and shareholder interests. The discretionary cash bonus awarded is based on the individual's performance over the year in contributing to the Corporation meeting its four defined value creation measurements/financial goals.

     The corporate performance cash bonuses paid twice yearly to employees and officers in the conventional operations are based on the Corporation's performance using key performance measurements approved by the Committee to determine the Corporation's performance and which include production volumes, safety and environmental risk management targets, cost of production and capital efficiency.

LONG TERM INCENTIVE PLANS

     A summary of the Corporation's longer-term compensation plans are as follows:

STOCK OPTION PLAN

     The Committee believes that, to the extent possible, granting of stock options should be used to augment the overall compensation package and the Corporation has a long-standing policy of awarding stock options to its officers and employees. To remain competitive with its industry peer group the Committee believes it is important that the Corporation has an option plan available to provide parity with compensation levels within the industry. The Corporation's option plan is structured so that the exercise price can not be lower than market value at the time of granting options, the options are vested over five years commencing one year after granting and no re-pricing of options is allowed. These options provide an incentive for all employees and officers to ensure they are striving to maximize shareholder value. Directors are not eligible to receive options under the option plan unless they provide ongoing day-to-day management services to the Corporation. The Board believes this established policy of awarding stock options meets the Corporation's business objectives provided the total number of options outstanding at any time is limited to a maximum of 10% of the Corporation's outstanding common shares. No one person can hold options pursuant to the option plan of more than 5% of the outstanding Common Shares nor is it possible for directors and officers, as a group, to hold options amounting to 10% of the outstanding Common Shares.

     During 2003 the Corporation amended its option plan to facilitate holders of options to receive a cash payment of the difference between the market price of the Common Shares on Toronto Stock Exchange ("TSX") and the exercise price of the options in lieu of Common Shares. This amendment ratified by the shareholders in 2004 reduces the amount of dilution in the Corporation as no additional Common Shares are issued if the cash election is made by the option holder. Concurrently with this amendment the Corporation adopted the accounting practice of reporting as an expense the intrinsic cost associated with granting stock options.

STOCK SAVINGS PLAN

     The Corporation has established a Stock Savings Plan for all of its permanent employees. Under this plan, employees may elect to contribute up to 10% of their gross salary and the Corporation contributes one and one-half times the contributions of the employees. The funds are deposited with a trustee to purchase Common Shares of the Corporation through TSX. The Corporation's portion of the contributions vests to the employee who has less than five years of continuous participation in the plan over a two-year period provided the employee does not leave the employment of the Corporation for any reason prior to the vesting dates. The Corporation's portion of the contributions vests on January 1 of each year to the employee who has five years of continuous participation in the plan provided the employee does not leave the employment of the Corporation for any reason prior to the vesting date. As at December 31, 2005 the trustee was holding a total of 4,345,403 Common Shares of the Corporation pursuant to the terms of the Stock Savings Plan.

     A similar plan to the Stock Savings Plan was also adopted for all permanent U.K. employees, entitled CNR International (U.K.) Limited Profit Sharing Scheme (the "Scheme"). Effective December 31, 2002, due to changes in
U. K. tax legislation, the Scheme was discontinued and a share incentive plan was adopted for all permanent U.K. employees entitled "CNR International (U.K.) Limited Share Incentive Plan (the "SIP"). Under the terms of the SIP, each employee can participate by contributing from (pound)10 to a maximum of (pound)125 per month not to exceed 10% of the employee's monthly salary. A matching contribution not to exceed two times the contribution of the employee is made by CNR International (U.K.) Limited. The funds are deposited with a trustee to purchase Common Shares of the Corporation through TSX. To benefit fully from U. K. tax legislation governing SIPs, the purchased shares must be held for a period of 5 years to be eligible for tax relief. As at December 31, 2005 the trustee was holding a total of 150,720 Common Shares of the Corporation pursuant to the terms of the Scheme and 163,774 Common Share of the Corporation pursuant to the terms of the SIP.

SHARE BONUS PLAN

     The Share Bonus Plan provides a form of compensation which combines share ownership in the Corporation by its employees without dilution or the granting of stock options. This plan awards a cash bonus based on performance of the employee which is used by a trustee to acquire Common Shares of the Corporation through TSX. The Common Shares acquired are held by the trustee pursuant to the terms of the Stock Savings Plan and, provided the employee does not leave the employment of the Corporation for any reason, the Common Shares vest to that employee equally over a three-year period. If the employee leaves the employment of the Corporation for any reason, the unvested Common Shares purchased pursuant to the Share Bonus Plan are forfeited by the Employee under the terms of the plan. This plan provides additional share ownership in the Corporation by its officers and employees.

HORIZON OIL SANDS LONG TERM INCENTIVE PLAN

     The Corporation has adopted the Horizon Oil Sands Long Term Incentive Plan under which executive officers and employees can benefit upon the successful completion of Phase 1 of the Horizon Oil Sands Project, subject to the Corporation, the executive officers and the individual employee meeting established performance elements. The Committee reviewed and recommended the approval of the performance elements by the Board and who subsequently approved the performance elements at the time of Project sanction on February 9, 2005. The individual bonuses paid are on a prorated basis depending on (i) position and level of responsibility of the individual to the successful completion of Phase 1 of the Horizon Oil Sands Project, (ii) meeting the established performance elements comprised of capital expenditure targets, rate of production, operating costs per barrel of synthetic crude, and, onsite safety targets, and, (iii) the individual employee meeting personal performance objectives. Personal performance objectives are set for the period the Horizon Long Term Incentive Plan is in effect.

     The Compensation Committee believes the Corporation's methods of compensation provide a balanced program of immediate and longer-term incentive compensation that is reasonable while at the same time provide the
Corporation's officers and employees with a competitive total compensation package.

Submitted by the Compensation Committee

James S. Palmer, Chair
Catherine M. Best
Norman F. McIntyre
Eldon R. Smith


                            EXECUTIVE COMPENSATION

     The Corporation; which does not have a Chief Executive Officer; has 5 executive officers who meet the requirements to be classified as Named Executive Officers pursuant to National Instrument 51-102. The following table sets forth all annual remuneration for services in all capacities to the Corporation and its subsidiaries for the fiscal year ended December 31, 2005, 2004 and 2003 in respect of each Named Executive Officer. There were no Restricted Shares or Restricted Share Units issued or long term incentive payment pay-outs made to any of the Named Executive Officers in the last three fiscal year-ends.

SUMMARY COMPENSATION TABLE


                                       ANNUAL COMPENSATION
                                 ---------------------------------
                                                                                           SECURITIES
      NAME AND                                         SHARE BONUS    OTHER ANNUAL        UNDER OPTIONS/         ALL OTHER
PRINCIPAL POSITION       YEAR    SALARY($)   BONUS($)   PLAN($)(4)  COMPENSATION($)(1)  SARS GRANTED(#)(3)  COMPENSATION($)(2)
------------------       ----    ---------   --------   ----------  ------------------  ------------------  ------------------
Steve W. Laut            2005     408,173    306,411      750,000                 NIL         150,000/NIL              50,625
President and Chief      2004     337,500    200,000      450,000                 NIL         200,000/NIL              43,500
Operating Officer*       2003     290,000    150,000      337,500                 NIL          40,000/NIL              43,500

John G. Langille         2005     325,000    130,688      312,500                 NIL          35,000/NIL              50,625
Vice-Chairman*           2004     337,500    135,000      303,750                 NIL          60,000/NIL              45,000
                         2003     300,000    125,000      281,250                 NIL          40,000/NIL              45,000

Tim S. McKay             2005     300,000    130,250      312,500                 NIL          35,000/NIL              44,394
Senior Vice-President,   2004     295,962    110,000      247,500                 NIL          50,000/NIL              40,500
North American           2003     270,000    100,000      225,000                 NIL          30,000/NIL              40,500
Operations

Real J. H. Doucet        2005     300,000    125,000      312,500                 NIL          35,000/NIL              40,558
Senior Vice-President    2004     290,769    100,000      247,500                 NIL          50,000/NIL              28,000
Oilsands                 2003     250,000    100,000      225,000                 NIL          30,000/NIL              17,375

Douglas A. Proll         2005     293,308    135,016      325,000                 NIL          35,000/NIL              37,500
Chief Financial Officer  2004     270,000    125,000      281,250                 NIL          50,000/NIL              26,000
and Senior Vice-         2003     230,000     90,000      202,500                 NIL          30,000/NIL              14,235
President, Finance*

* Messrs. S. W. Laut, John G. Langille and Douglas A. Proll assumed their respective current positions during the second quarter of 2005.

Notes:

(1) The value of perquisites and benefits for each Named Executive Officer is less than the lesser of $50,000 and 10% of total annual salary and bonus.

(2) All Other Compensation comprises the vested portion in each year of the Corporation's contribution to the Corporation's Stock Savings Plan for each Named Executive Officer.

(3) The options were awarded for performance in the year and were granted in the subsequent year. The number of options reported as granted for the years 2004 and 2005 have been adjusted for the 2004 and the 2005 two-for-one subdivision of Common Shares.

(4) Share Bonus Plan awards are in the form of a cash payment deposited to the Employee Stock Savings Plan for the purpose of purchasing Common Shares of the Corporation on TSX, on behalf of the Named Executive Officer. The Common Shares vest equally over three years each May 1 for Common Shares purchased for 2003 performance, each July 1 for Common Shares purchased for 2004 performance, and each

     September 1 for Common Shares purchased for 2005 performance. Any dividends declared payable on the Common Shares by the Corporation are also paid on the unvested shares and dividends paid are used to purchase additional Common Shares which vest immediately. The number of Common Shares purchased on TSX for each Named Executive Officer for (i) 2005 performance at an average purchase price of $61.1396 is as follows: S. W. Laut, 12,267; J. G. Langille, 5,111; T. S. McKay, 5,111; R. J. H. Doucet 5,111 and, D. A. Proll, 5,316; (ii) 2004 performance at an average purchase price of $25.1223 (adjusted for the 2005 two-for-one stock split) is as follows: S. W. Laut, 8,956; J. G. Langille, 6,045; T. S. McKay, 4,926; R. J. H. Doucet, 4,926 and, D. A. Proll, 5,597; and, (iii) 2003 performance at an average purchase price of $16.9250 (adjusted for the 2004 and the 2005 two-for-one stock split) is as follows: S. W. Laut, 4,985; J. G. Langille, 4,154; T. S. McKay, 3,323; R. J. H. Doucet, 3,323
     and, D. A. Proll, 2,991. If the Named Executive Officer leaves the employment of the Corporation for any reason, the unvested Common Shares purchased pursuant to the Share Bonus Plan are forfeited by the Named Executive Officer under the terms of the plan.

     The Compensation  Committee also reviews the compensation paid to Messrs.
A. P. Markin, Chairman, and N. M. Edwards Vice-Chairman. After taking into account all the factors to determine the compensation levels to be paid for 2005 performance, on December 19, 2005, Messrs A. P. Markin and N. M. Edwards were each awarded $250,000 as a cash bonus and $1,250,000 pursuant to the Corporation's Share Bonus Plan. Share Bonus Plan awards are used to purchase on TSX, Common Shares of the Corporation through the Employee Stock Savings Plan. The shares vest equally over three years. If Mr. A. P. Markin or Mr. N.
M. Edwards no longer provides management services to the Corporation for any reason or do not become an officer or employee, any portion of the shares purchased for the share bonus award on his behalf and not yet vested is forfeited under the plan. In addition, each of Messrs. A. P. Markin and N. M. Edwards was granted options in 2006 on account of 2005 activities on 150,000 Common Shares at a price of $59.85 per share. During the most recently completed financial year Mr. A. P. Markin exercised an aggregated 164,000 stock options for common shares realizing an aggregated value of $5,726,510. Mr. N. M. Edwards did not exercise any options during the most recently completed financial year.

       OPTIONS GRANTED DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

     Options granted to the Named Executive Officers during the most recently completed financial year (2005) were for 2004 performance and are reported in the Annual Compensation table for 2004 for each Named Executive Officer adjusted for the 2005 two-for-one subdivision of Common Shares.

                                                                MARKET VALUE
                                PER CENT OF                    OF SECURITIES
                                   TOTAL                        UNDERLYING
                  SECURITIES    OPTIONS/SARS                   OPTIONS/SARS
                     UNDER       GRANTED TO     EXERCISE OR   ON THE DATE OF
                 OPTIONS/SARS   EMPLOYEES IN     BASE PRICE       GRANT
      NAME        GRANTED (#)  FINANCIAL YEAR   ($/SECURITY)   ($/SECURITY)     EXPIRATION DATE
---------------- ------------  --------------   ------------   ------------   -----------------
Steve W. Laut         200,000            2.51         $33.38         $33.38      April 11, 2010
John G. Langille       60,000            0.75         $33.38         $33.38      April 11, 2010
Tim S. McKay           50,000            0.63         $26.26         $26.26   February 25, 2010
Real J.H. Doucet       50,000            0.63         $26.26         $26.26   February 25, 2010
Douglas A. Proll       50,000            0.63         $26.26         $26.26   February 25, 2010

        AGGREGATED OPTIONS EXERCISED DURING THE MOST RECENTLY COMPLETED
              FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

                                                                                       VALUE OF
                                                                                      UNEXERCISED
                                                         UNEXERCISED                 IN-THE-MONEY
                    SECURITIES                            OPTIONS AT                  OPTIONS AT
                     ACQUIRED     AGGREGATE VALUE          FY-END(#)                  FY-END(1)($)
      NAME        ON EXERCISE(#)    REALIZED($)    EXERCISABLE/UNEXERCISABLE  EXERCISABLE/UNEXERCISABLE
----------------  --------------  ---------------  -------------------------  -------------------------
Steve W. Laut                NIL              NIL            222,000/348,000      10,504,110/11,480,740
John G. Langille        92,000(2)       2,881,850            106,000/208,000        4,954,280/8,027,340
Tim S. McKay            90,000(2)       3,908,075            182,000/168,000        8,619,860/6,877,015
Real J. H. Doucet      112,000(2)       3,291,400            196,000/146,000        9,095,080/5,821,280
Douglas A. Proll             NIL              NIL            232,000/178,000       10,872,010/7,320,040

Notes:

(1) The closing price of the Corporation's Common Shares on TSX on December 31, 2005 was $57.63.

(2) Options surrendered for cash for which no securities of the Corporation were acquired.

DIRECTORS' COMPENSATION

     The Corporation pays compensation comprised of cash and Common Shares to its non-management directors in their capacity as directors. The compensation for 2005 was a cash annual retainer of $20,000 plus 1,000 Common Shares (increased to 2,000 Common Shares subsequent to the shareholders approving the two-for-one stock split on May 5, 2005) purchased on Toronto Stock Exchange ("TSX") and $1,500 for each regular and special Board of Director's meeting attended in person or by telephone and each meeting of a committee of the Board attended in person or by telephone. Chairs of a committee of the Board receive an annual retainer of $7,500. Non-Chair members of a committee receive an annual retainer fee of $4,500. Directors who reside out of province and attend board or committee meetings in person receive a time and travel fee of $4,000 per round trip. No fees are paid for the time required preparing for board or committee meetings. The Nominating and Corporate Governance Committee reviews the fees paid to the directors to ensure the Corporation's fees are reasonable and competitive.

     The Compensation Committee reviews and approves compensation to directors who provide ongoing day-to-day management services to the Corporation as one of its primary responsibilities. No annual retainer or meeting fees are paid to such directors. The compensation paid to Messrs. A. P. Markin, N. M. Edwards and J. G. Langille for 2005 is reported in this Information Circular under "Executive Compensation".

                     EQUITY COMPENSATION PLAN INFORMATION

                                 NUMBER OF
                                SECURITIES                      SECURITIES REMAINING  TOTAL NUMBER
                               TO BE ISSUED                           AVAILABLE       OF SECURITIES
                             UPON EXERCISE OF                    FOR FUTURE ISSUANCE  ISSUABLE UPON
                                OUTSTANDING    WEIGHTED-AVERAGE     UNDER EQUITY       EXERCISE OF
                                OPTIONS AT      EXERCISE PRICE    COMPENSATION PLANS    OPTIONS AT
                                DECEMBER 31,    OF OUTSTANDING      AT DECEMBER 31,    DECEMBER 31,
      PLAN CATEGORY                2005(#)         OPTIONS               2005(#)           2005
---------------------------- ----------------  ---------------- --------------------  -------------
Equity compensation plans
approved by security holders       30,509,579            $17.79           11,199,097     41,708,676

Equity compensation plans
not approved by security
holders                                   NIL               NIL                  NIL            NIL

Total                              30,509,579            $17.79           11,199,097     41,708,676
Percent of Outstanding Shares            5.7%                                   2.1%           7.8%

     The Corporation has a long-standing policy of awarding stock options to its officers and employees under the Amended Compiled and Restated Stock Option Plan (the "SOP"). The options are considered a part of the employee's compensation package to provide parity with compensation levels within the industry. Directors are not eligible to receive options under the SOP unless they provide ongoing day-to-day management services to the Corporation. The Board believes this established policy of awarding stock options meets the Corporation's business objectives provided the total number of options outstanding at any time is limited to a maximum of 10% of the Corporation's outstanding common shares. The Corporation believes it is in its best interests to continue to award stock options to new employees as part of their compensation package to remain competitive with the Corporation's peer group.

     The options issued pursuant to the SOP are non-assignable, have an expiry term not to exceed six years and are exercisable at 20% per year commencing one year after the date of grant. The exercise price of the options is determined as the closing market price on TSX the day prior to the granting of the options. The Corporation does not provide any form of financial assistance to facilitate the purchase of securities pursuant to the SOP. Options are exercisable only during the term of employment with the Corporation and the option holder is not subject to a collective agreement as defined in the SOP text. No one person can hold options pursuant to the SOP of more than 5% of the outstanding Common Shares nor is it possible for directors and officers, as a group, to hold options amounting to 10% of the outstanding Common Shares.

     Pursuant to terms of the SOP, the Board may amend, modify or terminate the SOP if and when it is advisable at the discretion of the Board without disinterested shareholder approval except for those amendments specifically requiring disinterested shareholder approval as mandated by TSX. No amendment as it may relate to UK Approved Options under the terms of the SOP shall take effect unless and until the approval of the Board of Inland Revenue has been obtained for such amendment. The SOP was amended in 2003 to facilitate holders of options to receive a cash payment in lieu of a share certificate and this amendment was ratified by the shareholders in 2004. Further amendments were approved by the Board of Directors in January 2006 clarifying who, under the definition of "Service Provider" as defined in the SOP, is eligible to receive options under the terms of the SOP and entitlement of an optionee to continue as an option holder under the terms of the SOP.

     As at March 15, 2006, the number of common shares issuable pursuant to equity compensation plans approved by the shareholders is:

                                                                   PER CENT OF
                                                       NUMBER OF   OUTSTANDING
                                                      SECURITIES  COMMON SHARES
                                                      ----------  -------------

To be issued upon exercise of outstanding options     31,336,844           5.8%
Available for Future Issuance                          9,506,566           1.8%
Total number of securities issuable                   40,843,410           7.6%

PERFORMANCE GRAPH

      The following performance graph illustrates, over the five year period ended December 31, 2005, the cumulative return to shareholders of an investment in the common shares of the Corporation compared to the cumulative total shareholder return on the S&P/ TSX Composite Index and the S&P/ TSX Oil & Gas Exploration and Production Index, assuming the reinvestment of dividends, where applicable.

                     CUMULATIVE VALUE OF A $100 INVESTMENT

                     [GRAPHIC OMITTED - PERFORMANCE GRAPH]

         At December 31               2000  2001  2002  2003  2004  2005
----------------------------------    ----  ----  ----  ----  ----  ----
Canadian Natural Resources Limited    $100    92   113   158   247   555
S&P/ TSX Composite Index              $100    87    77    97   111   138
S&P/ TSX Oil & Gas Exploration &
  Production Index                    $100   103   120   144   203   352


                 INDEBTEDNESS OF SENIOR OFFICERS AND DIRECTORS

     The Corporation does not as a general practice extend loans to its directors, senior officers or any of their associates or affiliates. No directors and senior officers or any of their associates or affiliates have been indebted to the Corporation at any time during the last completed financial year ending December 31, 2005.

            INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

     The management of the Corporation is not aware of any material interest, direct or indirect, of any director, any proposed nominee for director or officer of the Corporation, any person beneficially owning, directly or indirectly, more than 10% of the Corporation's voting securities, or any associate or affiliate of any such person in any transaction which was commenced in the last completed financial year of the Corporation or in any proposed transaction which in either case has materially affected or will materially affect the Corporation or its subsidiaries.


                   II. INFORMATION ON ITEMS TO BE ACTED UPON

                            SOLICITATION OF PROXIES

     This Information Circular (the "Circular") is furnished in connection with THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF CANADIAN NATURAL RESOURCES LIMITED (the "Corporation") for use at the Annual General Meeting of the Shareholders of the Corporation to be held at the Metropolitan Centre, 333 -- 4th Avenue S. W. in the City of Calgary, in the Province of Alberta, Canada, on Thursday May 4, 2006 at 3:00 o'clock in the afternoon (MDT) (the "Meeting") and at any adjournments thereof, for the purposes set forth in the accompanying Notice of Meeting. The solicitation of proxies will be primarily by mail, but may also be by telephone, telegraph or oral communications by the directors, officers and regular employees of the Corporation, at no additional compensation. The costs of preparation and mailing of the Notice of Meeting, Instrument of Proxy and this Information Circular as well as any such solicitation referred to above will be paid by the Corporation. Except as otherwise stated herein the information contained herein is given as of March 15, 2006.


               APPOINTMENT OF PROXY AND DISCRETIONARY AUTHORITY

     A SHAREHOLDER HAS THE RIGHT TO DESIGNATE A PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER OF THE CORPORATION) OTHER THAN ALLAN P. MARKIN AND JOHN
G. LANGILLE, THE MANAGEMENT DESIGNEES, TO ATTEND AND ACT FOR HIM AT THE MEETING. SUCH RIGHT MAY BE EXERCISED BY INSERTING IN THE BLANK SPACE PROVIDED THE NAME OF THE PERSON OR COMPANY TO BE DESIGNATED AND DELETING THEREFROM THE NAMES OF THE MANAGEMENT DESIGNEES OR BY COMPLETING ANOTHER PROPER INSTRUMENT OF PROXY and, in either case, depositing the resulting instrument of proxy at Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 at least 24 hours before the Meeting for which it is to be used. The instrument appointing a proxy shall be in writing and shall be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

     ALL SHARES REPRESENTED AT THE MEETING BY PROPERLY EXECUTED PROXIES WILL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS OF THE SHAREHOLDERS ON ANY BALLOT THAT MAY BE CALLED FOR AND WHERE A CHOICE WITH RESPECT TO ANY MATTER TO BE ACTED UPON HAS BEEN SPECIFIED IN THE INSTRUMENT OF PROXY, THE SHARES REPRESENTED BY THE PROXY WILL BE VOTED IN ACCORDANCE WITH SUCH SPECIFICATION. IN THE ABSENCE OF ANY SUCH SPECIFICATIONS, THE MANAGEMENT DESIGNEES, IF NAMED AS PROXY, WILL VOTE IN FAVOUR OF ALL THE MATTERS SET OUT THEREIN. IF A SHAREHOLDER APPOINTS A PERSON DESIGNATED IN THE FORM OF PROXY OR NOMINEE AND WHERE A CHOICE WITH RESPECT TO ANY MATTERS TO BE ACTED UPON HAS NOT BEEN SPECIFIED, THE PROXY WILL BE VOTED IN FAVOUR OF ALL THE MATTERS SET OUT THEREIN.

     THE  ENCLOSED  FORM  OF  PROXY,   WHEN  PROPERLY  SIGNED,   ALSO  CONFERS
DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED THEREIN WITH RESPECT TO AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING, OR AT ANY ADJOURNMENT THEREOF. THE MANAGEMENT OF THE CORPORATION DOES NOT KNOW OF ANY MATTERS WHICH MAY BE PRESENTED AT THE MEETING, OTHER THAN THE MATTERS SET FORTH IN THE NOTICE BUT IF THE OTHER MATTERS OR AMENDMENTS OR VARIATIONS DO PROPERLY COME BEFORE THE MEETING, IT IS THE INTENTION OF THE

PERSONS NAMED IN THE ENCLOSED FORM OF PROXY TO VOTE SUCH PROXY ACCORDING TO THEIR BEST JUDGEMENT.


                             REVOCATION OF PROXIES

     A shareholder or intermediary who has given a proxy, or his attorney authorized in writing, may revoke it as to any matter upon which a vote has not already been cast pursuant to the authority conferred by the proxy, by instrument in writing executed by the shareholder or his attorney authorized in writing, or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized in writing, and deposited either at the registered office of the Corporation or the office of Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or deposited with the Chairman of such Meeting on the day of the Meeting or adjournment thereof, or by executing a proxy bearing a later date and depositing the new proxy at the office of Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or with the Chairman of such Meeting on the day of the Meeting or any adjournment thereof. In addition, a proxy may be revoked by the shareholder personally attending at the Meeting and voting his shares.


                          BENEFICIAL HOLDER OF SHARES

     The information set forth in this section is of significant importance to many shareholders of the Corporation, as a substantial number of the shareholders do not hold Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will more likely be registered under the name of the broker or an agent of a broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co., (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their nominees can only be voted upon the instructions of the Beneficial Shareholders. Without specific instructions, brokers/nominees are prohibited from voting Common Shares for their clients. The Corporation does not know for whose benefit the Common Shares registered in the name of CDS & Co. are held. Therefore, Beneficial Shareholders cannot be recognized at the Meeting for purposes of voting the Common Shares in person or by way of proxy, except as set out below.

     Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that the Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to that provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically mails a scannable Voting Instruction Form in lieu of the form of proxy. The Beneficial Shareholder is asked to complete and return the Voting Instruction Form to them by mail or facsimile. Alternatively, the Beneficial Shareholder can call a toll-free number to vote the Shares held by the Beneficial Shareholder. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Common Shares directly at the Meeting as the Voting Instruction Form must be returned as directed by ADP well in advance of the Meeting in order to have the Common Shares voted.

     If you are a Beneficial Shareholder and wish to vote in person at the Meeting, please contact your broker or agent well in advance of the Meeting to determine how you can do so.

                  VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

     March 15, 2006 is the record date for determination of Common Shares of the Corporation entitled to notice of and to vote at the Meeting, provided that to the extent a shareholder transfers the ownership of any of his shares after the record date and the transferee of those shares establishes that he owns such shares and requests not later than 10 days before the Meeting that his name be included on the shareholders' list, such transferee is entitled to vote such shares at the Meeting.

     As at March 15, 2006 the Corporation has 537,213,062 voting securities outstanding as fully paid and non-assessable Common Shares without par value, each share carrying the right to one vote.

     To the knowledge of the directors and officers of the Corporation no person or company beneficially owns, directly or indirectly, or exercises control or direction over voting securities carrying more than 10% of the voting rights attached to all voting securities of the Corporation.


                             ELECTION OF DIRECTORS

     The affairs of the Corporation are managed by a Board of Directors who are elected annually at each Annual General Meeting of Shareholders and hold office until the next Annual General Meeting, or until their successors are duly elected or appointed or until a director vacates the office or is replaced in accordance with the Articles and By-laws of the Corporation. The Corporation is required to have an Audit Committee, which is comprised of Ms.
C. M. Best as Chair, Messrs. G. D. Giffin, G. A. Filmon and D. A. Tuer. The Corporation does not have an Executive Committee.

     The following table sets forth the name of each of the persons proposed to be nominated for election as a director (the "Nominee"); the Nominee's principal occupation at present and within the preceding 5 years, except with respect to those directors elected at the last annual meeting of shareholders; all positions and offices in the Corporation held by the Nominee; other directorships held by the Nominee; the date the Nominee was first elected, or appointed a director; and the number of shares of the Corporation that the Nominee has advised are beneficially owned, directly or indirectly, and controlled or directed by the Nominee as of March 15, 2006.

                                                                                         NUMBER OF
                                                                                       COMMON SHARES
                                     POSITION                                           BENEFICIALLY      BEGAN PERIOD
                                     PRESENTLY                                        OWNED/CONTROLLED   OF SERVICE AS
          NAME                         HELD              PRINCIPAL OCCUPATION          OR DIRECTED(6)       DIRECTOR
------------------------------ ------------------- ---------------------------------- ----------------  ---------------
Catherine M. Best, FCA         Director(2)(4)      Executive   Vice-President,   Risk            4,050   November, 2003
Calgary, Alberta               (age 52)            Management  and  Chief   Financial
Canada                                             Officer, Calgary Health Region.

N. Murray Edwards              Vice-Chairman and   President, Edco Financial Holdings       10,760,424  September, 1988
Calgary/ Banff, Alberta        Director(3)         Ltd.   (Private   Management   and
Canada                         (age 46)            Consulting   Company).   Currently
                                                   serving on the board of  directors
                                                   of Ensign  Resource  Service Group
                                                   Inc.   and   Magellan    Aerospace
                                                   Corporation.

Honourable Gary A. Filmon      Director(1)(2)      Consultant,     Exchange     Group            1,000   February, 2006
Winnipeg, Manitoba             (age 63)            (business consulting firm based in
Canada                                             Winnipeg,     Manitoba).     Prior
                                                   thereto,   served  as  Premier  of
                                                   Manitoba   from   1988  to   1999.
                                                   Currently  serving on the board of
                                                   directors   of  Manitoba   Telecom
                                                   Services,  Inc.,  Pollard Banknote
                                                   Income Fund, Glacier Income Trust,
                                                   Exchange  Industrial  Income Fund,
                                                   and,  a  member  of  the  Advisory
                                                   Board of Marsh Canada.

                                                                                         NUMBER OF
                                                                                       COMMON SHARES
                                     POSITION                                           BENEFICIALLY      BEGAN PERIOD
                                     PRESENTLY                                        OWNED/CONTROLLED   OF SERVICE AS
          NAME                         HELD              PRINCIPAL OCCUPATION          OR DIRECTED(6)       DIRECTOR
------------------------------ ------------------- ---------------------------------- ----------------  ---------------
Ambassador Gordon D. Giffin    Director(1)(2)      Senior  Partner,  McKenna  Long  &           14,428        May, 2002
Atlanta, Georgia               (age 56)            Aldridge LLP (law firm). Currently
U.S.A.                                             serving on the board of  directors
                                                   of Bowater Inc.; Canadian National
                                                   Railway; Canadian Imperial Bank of
                                                   Commerce;      and,      Transalta
                                                   Corporation.

John G. Langille               Vice-Chairman and   Vice-Chairman of the Corporation.           837,817       June, 1982
Calgary, Alberta               Director
Canada                         (age 60)

Keith A.J. MacPhail            Director(3)(5)      Chairman,   President   and  Chief          155,794    October, 1993
Calgary, Alberta               (age 49)            Executive    Officer,    Bonavista
Canada                                             Energy  Trust and  Chairman  of Nu
                                                   Vista   Energy   Ltd.    Currently
                                                   serving on the board of  directors
                                                   of Bonavista  Energy Trust; and Nu
                                                   Vista Energy Ltd.

Allan P. Markin                Chairman and        Chairman of the Corporation.              7,766,002    January, 1989
Calgary, Alberta               Director(5)
Canada                         (age 60)

Norman F. McIntyre             Director (3)(4)(5)  An independent businessman.  Prior            3,000       July, 2005
Calgary, Alberta               (age 60)            thereto Executive  Vice-President,
Canada                                             Petro-  Canada  from  1995 to 2002
                                                   and   most   recently   President,
                                                   Petro-Canada    2002   to    2004.
                                                   Currently  serving on the board of
                                                   directors  of Signal  Energy  Inc.
                                                   and  Petro  Andina  Resources,   a
                                                   private company.

James S. Palmer, C.M., A.O.E., Director (3)(4)(5)  Chairman  and a Partner of Burnet,          162,634        May, 1997
Q.C.                           (age 77)            LLP (law firm).  Currently serving
Calgary, Alberta                                   on  the  board  of   directors  of
Canada                                             Magellan  Aerospace   Corporation;
                                                   Rally   Energy   Corp.;    Trenton
                                                   Ironworks;  and,  on the  board of
                                                   trustees  for Rogers  Sugar Income
                                                   fund.

Eldon R. Smith, M.D.           Director (1)(4)(5)  Emeritus   Professor   and  Former           32,952        May, 1997
Calgary, Alberta               (age 66)            Dean,    Faculty   of    Medicine,
Canada                                             University  of Calgary.  Currently
                                                   serving on the board of  directors
                                                   of   Vasogen    Inc.;    Pheromone
                                                   Sciences  Corp.;   and,   Overlord
                                                   Financial Inc.

David A. Tuer                  Director (1)(2)(3)  President of Value  Creations Inc.           17,254        May, 2002
Calgary, Alberta               (age 56)            Currently  serving on the board of
Canada                                             directors  of Sequoia  Oil and Gas
                                                   Trust.;      Rockwater     Capital
                                                   Corporation;  and, Norquay Capital
                                                   Corporation.

-------------------------------
Notes:
(1)  Member of the Nominating and Corporate Governance Committee

(2)  Member of the Audit Committee

(3)  Member of the Reserves Committee

(4)  Member of the Compensation Committee

(5)  Member of the Health, Safety and Environmental Committee

(6) Does not include Common Shares issuable upon exercise of stock options held as at March 15, 2006 as follows: N. M. Edwards, 870,000; J. G. Langille, 327,000 and A. P. Markin, 542,000.

     Mr. N. M. Edwards previously was a director of Imperial Metals Limited, a corporation engaged in both oil and gas and mining operations, in the year prior to that corporation implementing a plan of arrangement under the Company Act (British Columbia) and under the Companies' Creditors Arrangement Act
(Canada) which resulted in the separation of its two businesses. The reorganization resulted in the creation of two public corporations, Imperial Metals Corporation and IEI Energy Inc. (now Rider Resources Ltd.) both of which trade on TSX.

                            APPOINTMENT OF AUDITORS

     The Board of Directors of the Corporation upon the recommendation of the Audit Committee of the Board of Directors has selected the firm of PricewaterhouseCoopers LLP ("PwC") to be nominated at the Meeting for re-appointment as the Corporation's independent auditors for the ensuing year at remuneration to be fixed by the Audit Committee of the Board of Directors. Before PwC was recommended for appointment the Audit Committee met with management and PwC to review and discuss the proposed fiscal year 2006 audit and non-audit services to be rendered, the relationship of PwC with the Audit Committee, and, the independence of PwC. The Corporation's independent auditor since its inception has been PwC. The Corporation has been advised by PwC that it is the policy of PwC to rotate the senior audit partner for the Corporation at least once every five years.

     The Audit Committee of the Board of Directors in 2005 approved specified audit and non-audit services to be performed by PwC. The services provided include: (i) the annual audit of the Corporation's December 31, 2005 consolidated financial statements included in the Annual Information Form and Form 40-F, reviews of the Corporation's unaudited first, second, and third quarter interim Consolidated Financial Statements, audits of certain of the Corporation's subsidiary companies' annual financial statements as well as other audit services provided in connection with statutory and regulatory filings; (ii) audit related services related to debt covenant compliance, Crown Royalty Statements and services related to internal control reviews and assistance with section 404 of the Sarbanes-Oxley Act of 2002, relating to internal control reporting requirements; (iii) tax related services related to expatriate personal tax and compliance as well as other corporate tax return matters; and (iv) non-audit services related to accessing resource materials through PwC's accounting literature library.


              FEES ACCRUED TO AUDITORS PRICEWATERHOUSECOOPERS LLP

           SERVICES                            FISCAL 2005         FISCAL 2004
------------------------------------------     -----------         -----------
Audit                                           $1,200,235          $1,100,548
Audit Related                                   $  266,923          $  183,663
Tax Related                                     $   39,331          $   39,330
Other                                           $    7,290          $        0
Total Accrued Fees                              $1,513,779          $1,323,541


                                 OTHER MATTERS

     Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy to vote the same in accordance with their best judgement in such matters.

                             APPROVAL OF CIRCULAR

     The contents and sending of this Information Circular has been approved in substance by the Board of Directors of the Corporation.

                                  CERTIFICATE

     The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

     DATED at Calgary, Alberta, this 15th day of March 2006.


/s/ Allan P. Markin                             /s/ John G. Langille
-------------------------------                 -------------------------------
Allan P. Markin                                 John G. Langille
Chairman and Director                           Vice-Chairman and Director

           SCHEDULE "A" TO INFORMATION CIRCULAR DATED MARCH 15, 2006

                      CANADIAN NATURAL RESOURCES LIMITED
                              (the "Corporation")

              BOARD OF DIRECTORS CORPORATE GOVERNANCE GUIDELINES

     The Board of Directors (the "Board") of the Corporation has adopted the following Corporate Governance Guidelines (the "Guidelines") to assist the Board in meeting its responsibilities. These Guidelines reflect the Board's commitment to monitor the effectiveness of policy and decision making both at the Board and management level, with a view to enhancing long-term shareholder value. The Board requires the directors, officers and employees of the Corporation to comply with all legal and regulatory requirements and encourages them to adhere to the highest ethical standards in the performance of their duties.

     Directors must perform their duties, keeping in mind their fiduciary duty to the shareholders and the Corporation. That duty includes the obligation to ensure that the Corporation's disclosures contain accurate information that fairly presents the Corporation and its operations to shareholders and the public in conformity with applicable laws, rules and regulations.


                            BOARD RESPONSIBILITIES

     The Board is responsible for the stewardship of the Corporation and overseeing the business and affairs of the Corporation. In executing this role, the Board shall oversee the conduct, direction and results of the business. In turn, management is mandated to conduct the day-to-day business and affairs of the Corporation and is responsible for implementing the Board's strategies, goals and directions. The Board and its members shall at all times act in the best interest of the Corporation and its actions shall reflect its responsibility of establishing proper business practices and high ethical standards expected of the Corporation.

     In discharging the Board's stewardship obligations, the Board assumes responsibility for the following matters:

     1. adoption of a strategic planning process and approval of a strategic plan which takes into account, among other things, the opportunities and risks of the business;

     2. the identification of the principal risks of the Corporation's business and ensuring the implementation of appropriate systems to manage these risks;

     3. succession planning; including appointing, training and monitoring senior management;

     4.    a communication and disclosure policy for the Corporation; and,

     5. the integrity of the Corporation's internal control and management information systems.


                           COMPOSITION OF THE BOARD

CRITERIA FOR BOARD OF DIRECTORS

     The Nominating and Corporate Governance Committee, comprised entirely of Directors who qualify as independent directors under the requirements of the regulatory bodies to which the Corporation is subject to ("Independent Directors"), is responsible for identifying, screening and recommending director nominations for appointment as members of the Board. The Board, however, will ultimately be responsible for nominating for appointment new directors and for the selection of its chairman.

     The Board requires that a majority of the Board qualify as Independent Directors. Nominees for director are selected on the basis of, among other things, broad perspective, integrity, independence of judgment, experience, expertise, diversity, ability to make independent analytical inquiries, understanding of the Corporation's business environment and willingness to devote adequate time and effort to Board responsibilities.

INDEPENDENCE

     As stated previously, the Board shall be comprised of a majority of Independent Directors. For a director to be independent, the Nominating and Corporate Governance Committee and the Board must affirmatively determine that an individual is independent, taking into account any applicable regulatory requirements and such other factors as the

Nominating and Corporate Governance Committee and Board may deem appropriate; provided, however, that there shall be a three (3) year period during which they shall not be deemed independent, for the following individuals; (i) former employees of the Corporation, or of its independent auditor; (ii) former employees of any company whose compensation committee includes an officer of the Corporation; (iii) immediate family members of the individuals specified in (i) and (ii) above; and (iv) a Director whose immediate family member is an executive of the Corporation. The Nominating and Corporate Governance Committee and the Board will review annually the relationship that each director has with the Corporation (either directly; or as a partner, shareholder or officer of an organization that has a relationship with the Corporation). Following this review, only those Directors who the Board and the Nominating and Corporate Governance Committee affirmatively determine have no material relationship with the Corporation will be considered Independent Directors. The basis for any determination that a relationship is not material will be published in the Corporation's annual proxy information circular.

     Directors have an obligation to inform the Board of any material changes in their circumstances or relationships that may impact their designation by the Board as "independent".

SIZE OF THE BOARD

     The Articles of the Corporation provide that the Board will have not less than three (3) or more than fifteen (15) members. The Board will fix the exact number of directors at any time after considering the recommendation of the Nominating and Corporate Governance Committee. The size of the Board should enable its members to effectively and responsibly discharge their responsibilities to the Corporation.

OTHER COMPANY DIRECTORSHIPS

     The Corporation does not have a policy limiting the number of other company boards of directors upon which a Director may sit. The Nominating and Corporate Governance Committee shall consider the number of other company boards or comparable governing bodies on which a prospective nominee is a member.

     Directors are expected to advise the Chairman of the Board and the Chairman of the Nominating and Corporate Governance Committee in advance of accepting any other company directorships or any assignment to the audit committee or compensation committee of the board of directors of any other company.

TERM LIMITS

     The Board does not favour the concept of mandatory term limits. The Board believes term limits have the disadvantage of losing the contribution of Directors who have been able to develop, over a period of time, increasing insight into the Corporation and its operations and therefore provide an increasing contribution to the Board as a whole.

RETIREMENT POLICY

     The Corporation has not adopted a mandatory retirement policy for the members of the Board. The Nominating and Corporate Governance Committee has the responsibility to evaluate annually the qualifications of each Director.


                           DIRECTOR RESPONSIBILITIES

     Each Director shall have the responsibility to exercise his or her business judgment in good faith and in a manner that he or she reasonably believes to be in the best interests of the Corporation. A Director is expected to spend the time and effort necessary to properly discharge such Director's responsibilities. Accordingly, a Director is expected to regularly attend meetings of the Board and committees on which such Director sits (with the understanding that on occasion a Director may be unable to attend a meeting) and to review in advance the meeting materials.

DIRECTOR ORIENTATION

     New members of the Board shall be provided an orientation, which includes background information about the Corporation's business, current issues, corporate strategies, general information about the Board and Committees and Director's duties and responsibilities and meetings with key operations personnel. Each Director is expected to participate in continuing educational programs in order to maintain the necessary level of expertise to perform his or her responsibilities as a Director.

BOARD MEETINGS

     The Board has four (4) regularly scheduled meetings each year appropriately scheduled for the Board to meet its responsibilities. In addition, unscheduled Board meetings may be called upon proper notice being given at any time to address specific needs of the Corporation. One half (or where one half of the Directors is not a whole number, the whole number which is closest to and less than one half) of the Directors then in office constitutes a quorum for Board of Directors meetings.

     The Chairman of the Board and the President will establish the agenda for each Board meeting. Any member of the Board may request that an item be included on the agenda and at any Board meeting raise subjects that are not on the agenda for that meeting.

     At the invitation of the Board, members of senior management and independent advisors recommended by the Chairman and President attend Board meetings or portions thereof for the purpose of participating in discussions thereby providing certain expertise and/or insight into items that may be open for discussion. The Corporate Secretary attends all Board meetings except where there is a specific reason for the Corporate Secretary to be excluded.

     Materials for the review, discussion, and/or action of the Board are, to the extent practicable, to be distributed sufficiently in advance of meetings, thereby allowing time for review prior to the meeting. It is recognized that in certain circumstances written materials may not be available in advance of the meeting.

     At every Board meeting, immediately following the termination of each regularly scheduled Board meeting, the Independent Directors shall meet in executive session without the presence of management to discuss whatever topics it believes are appropriate. These meetings will be chaired by the Chairman of the Nominating and Corporate Governance Committee. Additional executive sessions may be scheduled from time to time as determined by a majority of the Independent Directors in consultation with the Chairman of the Board and Chairman of the Nominating and Corporate Governance Committee.


                               BOARD COMMITTEES

     The Board has five (5) standing committees:

     1.   Audit Committee;

     2.   Compensation Committee;

     3.   Nominating and Corporate Governance Committee;

     4.   Reserves Committee; and

     5.   Health, Safety and Environmental Committee

     The purpose and responsibilities for each of these committees are outlined in committee charters adopted by the Board.

     The Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee shall each be comprised entirely of Independent Directors. The Reserves Committee and the Health, Safety and Environmental Committee shall be comprised of a majority of Independent Directors. The Chair of each of the Reserves Committee and the Health, Safety and Environmental Committee shall be an Independent Director.

     Appointment of directors to standing committees shall be the responsibility of the Board, having received the recommendation of the Nominating and Corporate Governance Committee, based upon consultations with the members of the Board and the Chairman.

     The Board may constitute additional standing committees or special committees with special mandates as may be required or appropriate from time to time.

     The Chairman of each committee will determine the agenda, frequency and length of the committee meetings consistent with any requirements set forth in the committee's charter.

                               BOARD EVALUATION

     The Nominating and Corporate Governance Committee will sponsor an annual self-assessment of the Board's performance as well as the performance of each committee of the Board, the results of which will be discussed with the full Board and each committee. In preparing these assessments, The Nominating and Corporate Governance Committee, circulates to each Director a questionnaire through which each Director can provide input. The Nominating and Corporate Governance Committee will also utilize the results of this self-evaluation process in assessing and determining the characteristics and critical skills required of prospective candidates for appointment to the Board and making recommendations to the Board with respect to assignments of Board members to various committees.


                             DIRECTOR COMPENSATION

     Senior management of the Corporation shall report periodically to the Nominating and Corporate Governance Committee on the status of the Corporation's Director compensation practices in relation to the other companies of comparable size and within the industry. The Corporation believes in a mix of both cash and stock based compensation. The Nominating and Corporate Governance Committee will recommend any changes in Director compensation to the Board for approval.

     Director's fees are the only compensation an Audit Committee member may receive from the Corporation.


                                SHARE OWNERSHIP

     Directors are required to acquire and hold Common Shares of the Corporation with a minimum aggregate market value of three-hundred thousand Canadian dollars (CDN $300,000) within three (3) years from the date these Guidelines are adopted by the Board, or the minimum aggregate market value of the Common Shares of the Corporation each Director is required to acquire and hold is revised by the Board, or, within three years after their initial appointment as a director of the Corporation; whichever is the later.

     Directors are required to confirm annually for the Corporation's Information Circular their share ownership position and that such position is their beneficial and legal ownership position and has not been hedged or otherwise sold.


                        EVALUATION OF SENIOR MANAGEMENT

     Senior management is responsible for the day to day operation of the Corporation. Operations are to be conducted in a manner, which reflects the standards established by the Board, and with the goal of implementing and fulfilling the policies, strategies and goals established by the Board. The Board shall determine the specific or general terms and levels of authority for senior management as it may consider advisable from time to time.

     The Corporation does not have a CEO designation. This role is delegated by the Board to the senior management of the Corporation including the Chairman of the Board, the Vice-Chairmen of the Board, the President and Chief Operating Officer. The Board establishes annual corporate objectives which senior management is responsible for meeting and assesses senior management's performance annually. This evaluation is based upon objective criteria previously authorized by the Board including consideration of the performance of the business of the Corporation, accomplishment of short and long term strategic objectives, material business accomplishments and development of management. The evaluation is used by the Compensation Committee, as part of a formal process of considering compensation of senior management with reference to the performance in meeting the corporate objectives.

     The President and Chief Operating Officer reports to the Board annually with respect to senior management succession issues and the status of the Corporation's on-going program for management development.


             DIRECTOR ACCESS TO MANAGEMENT, EMPLOYEES AND ADVISORS

     Each Director may consult with any manager or employee of the Corporation or with any independent advisor to the Corporation at any time.

     In appropriate circumstances, the committees of the Board are authorized to engage independent advisors as may be necessary in the circumstances.

     In discharging his or her obligations,  an individual director may engage
outside  advisors,   at  the  expense  of  the  Corporation,   in  appropriate
circumstances.

                CODE OF INTEGRITY, BUSINESS ETHICS AND CONDUCT

     The Nominating and Corporate Governance Committee will periodically assesses the Corporation's Code of Integrity, Business Ethics and Conduct policies to ensure it addresses appropriate topics and complies with the appropriate regulatory bodies regulations and recommend any appropriate changes to the Board for approval. The Board must approve any waiver of the code for any member of senior management or Directors. Any waiver must be disclosed in accordance with relevant regulatory requirements.


               MODIFICATIONS TO CORPORATE GOVERNANCE GUIDELINES

     The Nominating and Corporate Governance Committee will annually review these Corporate Governance Guidelines and recommend any appropriate changes to the Board for approval.

                      CANADIAN NATURAL RESOURCES LIMITED


TO BENEFICIAL SHAREHOLDERS:

     Securities laws provide shareholders with the opportunity to elect annually to have their name added to an issuer's supplemental mailing list in order to receive the Corporation's annual and interim reports containing the financial statements and related Management Discussion and Analysis ("MD&A") by mail. A request card similar to this one was sent to all beneficial holders with the proxy solicitation material for the last shareholder meeting held on May 5, 2005. If you have returned the card with the appropriate box checked you will receive under separate cover the 2005 Annual Report containing the financial statements and related MD&A.

     For the Corporation's 2006 financial reporting year, you may choose to access the Corporation's website www.cnrl.com or the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com to view or obtain copies of the Corporation's 2006 annual and interim reports containing the financial statements and related MD&A once they become available, rather than receiving them by mail. To receive the Corporation's 2006 annual and interim reports containing the financial statements and related MD&A by mail, you must register online at www.computershare.com/ca/mailinglist or return this card with the appropriate box or boxes checked.

[_] To receive the interim report containing the 2006 Interim Financial Statements and MD&A

[_] To receive the annual report containing the 2006 Annual Financial Statements and MD&A


Name: (Please Print) _________________________________________________________


Address: _____________________________________________________________________


                                        Postal Code
         _____________________________________________________________________


Signature: ___________________________________    Date _______________________
           I certify that I am a shareholder.


                                                               _______________

                                                                     CNQQ
                                                               _______________




                                                             _________________

                                                                   AFFIX
                                                                   STAMP
                                                                   HERE
                                                             _________________




                   COMPUTERSHARE TRUST COMPANY OF CANADA
                   9TH FLOOR, 100 UNIVERSITY AVENUE
                   TORONTO, ONTARIO          M5J 2Y1

                      CANADIAN NATURAL RESOURCES LIMITED

                              INSTRUMENT OF PROXY

       SOLICITED BY THE MANAGEMENT OF CANADIAN NATURAL RESOURCES LIMITED
                FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
                      TO BE HELD ON THURSDAY MAY 4, 2006

     The undersigned shareholder of Canadian Natural Resources Limited (the "Corporation") hereby appoints Allan P. Markin, Chairman of the Board, or failing him, John G. Langille, Vice-Chairman of the Corporation, or instead of either of the foregoing, ______________________________ as nominee and proxy (the "Proxy") of the undersigned with full power of substitution to attend and act on behalf of the undersigned in respect of all Common Shares registered in the name of the undersigned at the Annual General Meeting of holders of Common Shares of the Corporation to be held at 3:00 o'clock in the afternoon (MDT) on Thursday the 4th day of May, 2006 (the "Meeting"), and at any adjournment or adjournments thereof in the same manner, to the same extent and with the same powers as if the undersigned were present at the Meeting or any adjournment or adjournments thereof; provided that the undersigned shareholder specifies and directs the persons above named that the Common Shares registered in the name of the undersigned shall be voted:

1. To vote on the election of directors of the Corporation for the ensuing year, the nominees proposed by management described in the Information Circular accompanying the Notice of Meeting and this Instrument of Proxy.


                              FOR  WITHHOLD
                              ---  --------

A) ALL nominees               [_]    [_]

              OR individually as follows:


                               FOR  WITHHOLD                       FOR  WITHHOLD
                               ---  --------                       ---  --------

B) Catherine M. Best           [_]    [_]     Keith A. J. MacPhail [_]   [_]
   N. Murray Edwards           [_]    [_]     Allan P. Markin      [_]   [_]
   Honourable Gary A. Filmon   [_]    [_]     Norman F. McIntyre   [_]   [_]
   Ambassador Gordon D. Giffin [_]    [_]     James S. Palmer      [_]   [_]
   John G. Langille            [_]    [_]     Eldon R. Smith       [_]   [_]
                                              David A. Tuer        [_]   [_]


2. TO VOTE FOR __________ OR WITHHOLD FROM VOTING ON __________ the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta, as auditors of the Corporation for the ensuing year and the authorization of the Audit Committee of the Board of Directors of the Corporation to fix their remuneration.

3. At the discretion of the said Proxy, to vote on any permitted amendments to or variations of any matters identified in the Notice of Meeting enclosed herewith or other matters that may properly be brought before the Meeting or any adjournments thereof.


               UNLESS OTHERWISE INDICATED ABOVE, ON ANY BALLOT THAT MAY BE CALLED FOR, THE COMMON SHARES REPRESENTED BY THIS INSTRUMENT OF PROXY WILL BE VOTED FOR THE APPROVAL OF ALL MATTERS SET OUT HEREIN. IF ANY AMENDMENTS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING ARE PROPOSED AT THE MEETING OR ANY ADJOURNMENT OR ADJOURNMENTS THEREOF, OR IF ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT OR ADJOURNMENTS THEREOF, DISCRETIONARY AUTHORITY IS HEREBY CONFERRED WITH RESPECT THERETO.

               The undersigned shareholder of the Corporation hereby ratifies and confirms all that the Proxy may do by virtue hereof. Any Instrument of Proxy previously given with respect to the undersigned shares is hereby revoked and this Instrument of Proxy may be revoked at any time prior to the exercise thereof.

               ____________________________________________________
               Name of Shareholder

               ____________________________________________________
               Signature of Shareholder

               ____________________________________________________
               Number of Shares

               DATED this ______ day of ____________________, 2006.

               1. A  shareholder  has the right to appoint a proxy holder (who need not be a shareholder) other than the persons designated above, to attend and act for such shareholder at the Meeting. To exercise this right, the shareholder must insert the name of the desired person in the blank space provided above and strike out the other names, or may complete another appropriate Instrument of Proxy.

               2. The  Instrument  of Proxy must be dated and must be executed by the shareholder or such shareholder's attorney authorized in writing or if the shareholder is a corporation under its corporate seal or by an officer or attorney thereof duly authorized. If this Instrument of Proxy is not dated it shall be deemed to bear the date on which it was mailed to the shareholder by the management of the Corporation.

               3. The  Instrument  of Proxy  will not be valid and will not be acted on or voted unless it is signed and delivered to Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 not later than 24 hours before the time of the Meeting or any adjournment thereof.